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UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~52622~~
8 - 52622

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01 - 01 - 2005___ AND ENDING ___12-31-05___
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haley Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 N. 78th Street Suite 210
(No. and Street)

Omaha   ne   68114
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blackman + Associates, PC
(Name – *if individual, state last, first, middle name*)

17445 Arbor Street Suite 200 Omaha NE   68130
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2006
THOMSON
FINANCIAL

SEC MAIL RECEIVED
FEB 2 2 2006
WASH. D.C. 185

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _John E. Haley_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Haley Securities, Inc_ , as of _December 31_ , 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

_____

_____

Heather M. Silva
Notary Public

John E. Haley
Signature

President
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._*

HALEY SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

WITH INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2005

Blackman & Associates, P.C.
Certified Public Accountants

January 31, 2006

Board of Directors and Stockholder
Haley Securities, Inc.
Omaha, Nebraska

We hereby consent to the use of the audited financial statements of Haley Securities, Inc. as of December 31, 2005 and for the year then ended as needed for licensing and other purposes.

Blackman & Associates, P.C.

Blackman & Associates, P.C.

17445 Arbor St., Ste. 200 • Omaha, Nebraska 68130 • Phone (402) 330-1040 • Fax (402) 333-9189

CONTENTS

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Board of Directors and Stockholders
Haley Securities, Inc.
Omaha, Nebraska

We have audited the accompanying balance sheet of Haley Securities, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Haley Securities, Inc. as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 8 - 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blackman & Associates, P. C.

Omaha, Nebraska
January 31, 2006

HALEY SECURITIES, INC.

BALANCE SHEET

December 31, 2005

ASSETS

Current Assets:
Cash	$	93,399
Investment in CD		28,913
Receivable – other (Note D)		765
CRD – Escrow (Note F)		3,252
Prepaid expenses		12,894
Total Current Assets		139,223

Property, at cost:
Furniture and equipment	$ 11,384	
Accumulated depreciation	(5,098)	6,286

Other Assets:
Deposit	1,500
Total Assets	$ 147,009

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$	3,995
Credit card payable		2,270
Accrued expenses		1,195
Total Current Liabilities		7,460

Stockholders' Equity (Note C):
Common stock; $1 par value; 10,000 shares authorized; 1,000 shares issued and outstanding	$ 1,000	
Retained earnings	138,549	139,549
Total Liabilities and Stockholders' Equity		$ 147,009

The accompanying notes are an integral part of these financial statements.

HALEY SECURITIES, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2005

Revenues:	
Placement fees	$ 1,358,312
Interest income	671
Total Revenues	1,358,983
Costs and Expenses:	
Commissions	889,132
Computer services	833
Dues & subscriptions	1,395
Insurance	7,762
Licenses & permits	16,003
Meals and lodging	5,977
Office expenses	11,519
Printing expenses	989
Referral fees	110,000
Salary	179,201
Professional fees	42,114
Rent	15,261
Taxes – payroll	27,542
Taxes – other	902
Travel	51,579
Utilities	8,737
Depreciation	2,006
Amortization	500
Total Costs and Expenses	1,371,452
Net Loss	$(12,469)

The accompanying notes are an integral part of these financial statements.

HALEY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2004	$ 1,000	$ -	$ 151,018	$ 152,018
Net Loss	-	-	(12,469)	(12,469)
Balance, December 31, 2005	$ 1,000	$ -	$ 138,549	$ 139,549

The accompanying notes are an integral part of these financial statements.

HALEY SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2005

Cash Flows From Operating Activities:		
Net Loss	$(	12,469)
Adjustment to Reconcile Net Loss to Net Cash		
Used by Operating Activities:		
Non-Cash Items Included in Net Income:		
Depreciation		2,006
Amortization		500
Increase in long term investment	(	760)
(Increase) Decrease in Operating Assets:		
Receivable - other		918
CRD	(	1,916)
Prepaid expense	(	818)
Increase (Decrease) in Operating Liabilities:		
Credit card payable		2,270
Accrued expenses		1,195
Net Cash (Used) By Operating Activities	(	9,074)
Cash Flows From Investing Activities:		
Purchase of equipment	(	3,911)
Net Cash (Used) By Investing Activities	(	3,911)
Net Decrease in Cash and Cash Equivalents	(	12,985)
Cash and Cash Equivalents, Beginning of Year		106,384
Cash and Cash Equivalents, End of Year	$	93,399
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$	--
Cash paid for taxes	$	--

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2005

NOTE A - ORGANIZATION AND BUSINESS

Haley Securities, Inc. is a Nebraska corporation that operates as a registered broker-dealer and acts as an agent in the sale of real estate interests for limited liability companies in which the Company's sole stockholder is a partner or manager.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Haley Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

BASIS OF ACCOUNTING - The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

PROPERTY AND EQUIPMENT - All property is stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss on disposition is reflected in operations. Repairs and maintenance are expensed as incurred; expenditures for additions, improvements and replacements are capitalized.

CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2005.

INCOME TAXES - The Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. The income of the Company is passed through to the individual stockholder who reports it on his personal tax return. Therefore, there is no provision or liability for federal or state income taxes reflected in these financial statements.

NOTE C - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 and is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2005, the Company had net capital of $114,780, which was $109,780 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was .06 to 1 at December 31, 2005.

NOTES TO FINANCIAL STATEMENTS - Continued

Year Ended December 31, 2005

NOTE D – RELATED PARTY TRANSACTIONS

The sole shareholder of the Company is affiliated with Haley Associates Limited Partnership through common ownership. Haley Associates Limited Partnership paid commissions to the Company for an equity raise completed in 2005. The commissions paid for the year ended December 31, 2005 were $889,132.

In April 2003, the Company moved into the Union Pacific Streamliner Federal Credit Union building and is sharing rent with Key Realty Advisors, Inc. Mr. Haley is one of six shareholders of this company. Rent paid for 2005 to Union Pacific amounted to $15,261. Key Realty Advisors, Inc. and Haley Securities, Inc. also share utility bills and office equipment. At December 31, 2005, $765 is receivable from Haley Associates Limited Partnership for these fees.

NOTE E – CONCENTRATIONS

100% of placement fees were generated from one equity raise completed for Haley Associates Limited Partnership for the year ended December 31, 2005 (See Note D).

NOTE F – RESTRICTED CASH

The CRD account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies.

NOTE G - COMMITMENTS

The Company leases its facility from Union Pacific Streamliner Federal Credit Union. This lease is shared per Note D with Key Realty Advisors, Inc. Future minimum rental commitments under this non-cancellable lease are as follows as of December 31, 2005:

For Year Ending
December 31:

2006	$ 8,216
Total	$ 8,216

SUPPLEMENTARY SCHEDULES

HALEY SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2005

Aggregate Indebtedness:		
Total Liabilities		$ 7,460
Total Aggregate Indebtedness		$ 7,460
Net Capital:		
Credit items:		
Common stock	$ 1,000	
Additional paid-in capital	-	
Retained earnings	138,549	$ 139,549
Deduct Nonallowable Assets:		
Property and other assets, net of accumulated depreciation and amortization	6,286	
Prepaid expenses and other assets	18,411	
Haircut on securities	72	
Deduct haircuts – other securities		24,769
Net Capital		$ 114,780
Capital Requirements:		
Minimum dollar requirement		$ 5,000
Net capital exceeding requirements		109,780
Net Capital		$ 114,780
Percentage of Aggregate Indebtedness to Net Capital		6.0%

HALEY SECURITIES, INC.

RECONCILIATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT

December 31, 2005

Aggregate indebtedness per audit report	$	7,460
Aggregate indebtedness per FOCUS Report		7,460
Difference	$	--
Net capital per audit report	$	114,780
Net capital per FOCUS Report		114,780
Difference	$	--

HALEY SECURITIES, INC.

INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS

December 31, 2005

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.

HALEY SECURITIES, INC.

COMPUTATION OF RESERVE REQUIREMENT

December 31, 2005

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders
Haley Securities, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements and supplementary information of Haley Securities, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining the compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

17445 Arbor St., Ste. 200 • Omaha, Nebraska 68130 • Phone (402) 330-1040 • Fax (402) 333-9189

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Blackman & Associates, P. C.

Omaha, Nebraska
January 31, 2006